November 20, 2019

Dinesh V. Patel, Ph.D.
President and Chief Executive Officer
Protagonist Therapeutics, Inc
7707 Gateway Boulevard, Suite 140
Newark, CA 94560

       Re: Protagonist Therapeutics, Inc
           Registration Statement on Form S-3
           Filed October 31, 2019
           File No. 333-234414

Dear Dr. Patel:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gabor at 202-551-2544 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Michael E. Tenta, Esq.